                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                        AirNet Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    009418106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Ginette Depelteau
                          Tandem PCS Investments, L.P.
                         c/o Capital Communications CDPQ
                          1000 Place Jean-Paul Riopelle
                         Montreal, Quebec H2Z 2B3 Canada
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                             W. Brian Raftery, Esq.
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4800


                                 August 13, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the




Schedule 13D                   Page 1 of 12 Pages
liabilities of that section of the Act
but shall be subject to all other provisions of the Act (however, see the Notes).


Schedule 13D                   Page 2 of 12 Pages

================================================================================
      1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                     Tandem PCS Investments, L.P.
                     IRS No.: 06-1553792
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS (See Instructions)
                     OO
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
--------------------------------------------------------------------------------


  NUMBER OF                 7  SOLE VOTING POWER
   SHARES                            1,395,927
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                  8  SHARED VOTING POWER
   EACH                              0
 REPORTING                 -----------------------------------------------------
  PERSON                    9  SOLE DISPOSITIVE POWER
   WITH                              1,395,927
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                     0
--------------------------------------------------------------------------------

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,395,927
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.428%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON (See Instructions)

                     PN
================================================================================



Schedule 13D                   Page 3 of 12 Pages

      ITEM 1. SECURITY AND ISSUER.

      The class of equity security to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of AirNet Communications Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 Rialto Place, Melbourne, Florida 32901.

      ITEM 2. IDENTITY AND BACKGROUND.

      This statement is being jointly filed by each of the following persons (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"): 1. Tandem PCS Investments, L.P., a Delaware limited partnership ("Tandem"), 2. Live Cycles Holding Co., a Delaware corporation and the general partner and manager of Tandem ("General Partner"), and 3. Caisse de Depot et Placement du Quebec, a Quebec corporation and sole stockholder of the General Partner ("Caisse").

      Tandem, which has its principal executive office and principal business address as c/o Live Cycles Holding Co., 1000 Place Jean-Paul Riopelle, Montreal, Quebec H2Z 2B3 Canada, is a Delaware limited partnership.

      General Partner, which has its principal executive office and principal business address at 1000 Place Jean-Paul Riopelle, Montreal, Quebec H2Z 2B3 Canada is a Delaware corporation and is the general partner and manager of Tandem. The name, address and citizenship of each executive officer and director of the General Partner are set forth on Annex A hereto.

      Caisse de Depot, a Quebec corporation, which has its principal executive office and principal business address at 1000 Place Jean-Paul Riopelle, Montreal, Quebec H2Z 2B3 Canada is the sole stockholder of the General Partner. Caisse de Depot is a legal person without share capital and a mandatary of the State of the Province de Quebec, created by a special act of the Legislature of the Province de Quebec. The principal business of Caisse de Depot is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Quebec. The name, address and citizenship of each executive officer and director of Caisse de Depot are set forth on Annex A hereto.

      During the last five years, none of the Reporting Persons or the persons set forth on Annex A hereto have been convicted in any criminal proceeding.

      During the last five years, none of the Reporting Persons or the persons set forth on Annex A hereto have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On August 13, 2003 Tandem converted 318,471.33 shares of Series B Convertible Preferred Stock (the "Preferred Stock") into 6,369,427 shares of Common Stock. In exchange for (i) this election to convert, (ii) the surrender of dividends owed by the Issuer to Tandem in respect of the Preferred Stock, and
(iii) the surrender by Tandem of a Common Stock Purchase Warrant, dated May 15, 2001, for the purchase of up to 955,414 shares of Common Stock (the "2001 Warrant"), the Issuer paid to Tandem $500,000. The Issuer has represented to Tandem that the transactions described in this paragraph were approved by the board of directors of the Issuer.



Schedule 13D                   Page 4 of 12 Pages

      On August 13, 2003, pursuant to the Stock Purchase and Sale Agreement attached hereto as Exhibit 2 (the "Purchase Agreement"), and immediately following the transactions described above, Tandem sold to Mellon Ventures, L.P. all of its shares of Common Stock (8,514,892 shares of Common Stock).

      In connection with the transactions described in this Item 3, Tandem received funds, but did not require the use of any funds since, Tandem converted the Preferred Stock to shares of Common Stock, sold shares of Common Stock, and terminated the 2001 Warrant, but did not purchase any securities.

      The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

      ITEM 4. PURPOSE OF TRANSACTION.

      The purpose of Tandem in converting the Preferred Stock to Common Stock, selling shares of Common Stock, and terminating the 2001 Warrant was to liquidate a majority of its equity holdings in the Issuer.

      Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.



Schedule 13D                   Page 5 of 12 Pages

      The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, the Reporting Persons may beneficially own an aggregate of 1,395,927 shares of Common Stock (or approximately 3.428% of the Common Stock outstanding) in connection with the Common Stock Purchase Warrant held by Tandem, and dated as of June 11, 1999 (the "1999 Warrant").

      (b)   Inapplicable.

      (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

      (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

      (e)   Inapplicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except for the agreements described above, including the 1999 Warrant, or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 - Schedule 13D Joint Filing Agreement, dated August 22, 2003, by and among Tandem, General Partner and Caisse

      Exhibit 2 - Stock Purchase and Sale Agreement, dated January 20, 2003

      Exhibit 3 - Letter Agreement, dated January 20, 2003

      Exhibit 4 - Letter Agreement, dated June 19, 2003




Schedule 13D                   Page 6 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2003

                                               TANDEM PCS INVESTMENTS, L.P.


                                               By:  Live Cycles Holding Co.
                                               Its:  General Partner


                                               By:  /s/  Andre Bourbonnais
                                               Name:  Andre Bourbonnais
                                               Its:  President

                                               By:  /s/  Yvan Deschamps
                                               Name:  Yvan Deschamps
                                               Title:  Assistant Secretary



Schedule 13D                   Page 7 of 12 Pages

                                     Annex A

      Live Cycles Holding Co., is the general partners of Tandem. The names, addresses, citizenship and principal occupation of the directors and executive officers of Live Cycles Holdings Co. are as follows:

                                                            PRINCIPAL
     NAME                      ADDRESS                      OCCUPATION
     ----                      -------                      ----------

Andre Bourbonnais    1000, place Jean-Paul-Riopelle    President
                     Montreal (Quebec) H2Z 2B3

Francois Laurin      1000, place Jean-Paul-Riopelle    Vice-President
                     Montreal (Quebec) H2Z 2B3

Jacque Marchand      1000, place Jean-Paul-Riopelle    Secretary
                     Montreal (Quebec) H2Z 2B3

Yvan Deschamps       1000, place Jean-Paul-Riopelle    Assistant Secretary
                     Montreal (Quebec) H2Z 2B3

      Live Cycles Holding Co. is a wholly-owned subsidiary of Caisse de Depot et Placement du Quebec, a Quebec corporation. The names, addresses, citizenship and principal occupation of the directors and executive officers of Caisse de Depot are as follows:

                                                                                  PRINCIPAL
    NAME                                  ADDRESS                                 OCCUPATION
    ----                                  -------                                 ----------

Henri-Paul Rousseau               Caisse de depot et placement du Quebec       Chairman and Chief
                                  1000, place Jean-Paul-Riopelle               Executive Officer
                                  Montreal (Quebec) H2Z 2B3

Guy Morneau                       Regie des rentes du Quebec                   Chairman of the Board and President
                                  2600, boul. Laurier, bureau 546
                                  Quebec (Quebec)  G1V 4T3

Jean-Claude Bachand               Fraser Milner Casgrain                       Lawyer
                                  1, Place Ville-Marie
                                  Bureau 3900
                                  Montreal (Quebec) H3B 4M7

Bernard Bonin                     745, Hot Springs Way
                                  Ottawa (Ontario) K1V 1W8

Claudette Carbonneau              Confederation des syndicats nationaux        President
                                  1601, Delorimier
                                  Montreal (Quebec) H2K 4M5


Schedule 13D                   Page 8 of 12 Pages

                                                                                  PRINCIPAL
    NAME                                  ADDRESS                                 OCCUPATION
    ----                                  -------                                 ----------


Alban D'Amours                    Mouvement des caisses Desjardins              President
                                  100, avenue des Commandeurs
                                  Levis (Quebec) G6V 7N5

Sylvie Dillard                    Fonds quebecois de la recherche sur la        Member and President of the board
                                  nature et les technologies                    and Chief Executive Officer
                                  140, Grande-Allee Est, Bureau 450
                                  Quebec (Quebec) G1R 5M8

Yves Filion                       Hydro-Quebec Distribution                     President
                                  75, boul. Rene-Levesque Ouest
                                  Montreal (Quebec) H2Z 1A4

Gilles Godbout                    Ministere des Finances                        Deputy Minister, Finance, Economy
                                  12, rue St-Louis                              and Research
                                  Quebec (Quebec) G1R 5L3

Thomas O. Hecht                   Technologies IBEX Inc.                        Chairman Emeritus
                                  5485, rue Pare
                                  Montreal (Quebec)  H4P 1P7

Henri Masse                       Federation des travailleurs et                President
                                  travailleuses du Quebec
                                  545, boul. Cremazie Est
                                  Montreal, (Quebec) H2M 2V1

Nicole Trudeau                    Commission municipale du Quebec               Vice-President
                                  500, Rene-Levesque Blvd. West
                                  Suite 24.200
                                  Montreal (Quebec) H2Z 1W7

Duc Vu                            Commission administrative des regimes de      President
                                  retraite et d'assurances
                                  475, St-Amable
                                  Quebec (Quebec) G1R 5X3

John T. Wall (U.S. Citizen)       6601, Radnor Road
                                  Bethesda, Maryland
                                  20817 USA

Henri-Paul Rousseau               Caisse de depot et placement du Quebec        Chairman and Chief
                                  1000, place Jean-Paul-Riopelle                Executive Officer
                                  Montreal (Quebec) H2Z 2B3

Schedule 13D                   Page 9 of 12 Pages

                                                                                  PRINCIPAL
    NAME                                  ADDRESS                                 OCCUPATION
    ----                                  -------                                 ----------


Fernand Perreault                 Same                                          President, CDP Capital -
                                                                                Real Estate Group and
                                                                                Executive Vice-President, CDP
                                                                                Capital

Richard Guay                      Same                                          Executive Vice-President,
                                                                                Risk Management and
                                                                                Depositors' Accounts
                                                                                Management, CDP Capital

Ghislain Parent                   Same                                          Executive Vice-President,
                                                                                Finance and Administration, CDP
                                                                                Capital

Francois Geoffrion                Same                                          Executive Vice-President,
                                                                                Strategic Development,
                                                                                CDP Capital


Ginette Depelteau                 Same                                          Vice-President and Corporate
                                                                                Secretary

      All persons listed on this Annex A are Canadian citizens except for John
T. Wall, who is a U.S. citizen.





Schedule 13D                   Page 10 of 12 Pages

                                                                       EXHIBIT 1

                       SCHEDULE 13D JOINT FILING AGREEMENT

      In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date:  August 22, 2003

                                  LIVE CYCLES HOLDING CO.


                                  By:  /s/ Yvan Deschamps
                                  Name:  Yvan Deschamps
                                  Its:  Manager

                                  By:  /s/ Andre Bourbonnais
                                  Name:  Andre Bourbonnais
                                  Its:  President

                                  CAISSE DE DEPOT ET PLACEMENT DU QUEBEC


                                  By:  /s/ Ginette Depelteau
                                  Name:  Ginette Depelteau
                                  Its:  Vice President and Corporate Secretary

                                  TANDEM PCS INVESTMENTS, L.P.


                                  By:  Live Cycles Holding Co.
                                  Its:  General Partner


                                  By:  /s/  Andre Bourbonnais
                                  Name:  Andre Bourbonnais
                                  Its:  President

                                  By:  /s/  Yvan Deschamps
                                  Name:  Yvan Deschamps
                                  Title:  Assistant Secretary



Schedule 13D                   Page 11 of 12 Pages

                                                                       EXHIBIT 2

See attached Stock Purchase and Sale Agreement.


                                                                       EXHIBIT 3

See attached Letter Agreement, dated January 20, 2003.

                                                                       EXHIBIT 4

See attached Letter Agreement, dated June 19, 2003.


Schedule 13D                   Page 12 of 12 Pages